

July 30, 2013

Via E-mail
Mr. Paul J. Berra III
Vice President, General Counsel and Secretary
Quinpario Acquisition Corp.
12935 N. Forty Drive
Suite 201
St. Louis, Missouri 63141

    Re: **Quinpario Acquisition Corp.**
           Amendment No. 1 to the Registration Statement on Form S-1
           Filed July 19, 2013
           File No. 333-189432

Dear Mr. Berra:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We partially reissue comment 9 in our letter dated July 16, 2013. Please remove the company or transaction specific information, such as the increase in the stock price of Solutia. We also note the more specific information about Solutia in the discussion of Mr. Berra and Mr. Ivey. Please note these are examples only, and revise the prospectus throughout, as previously requested.

2.   We reissue comment 10 in our letter dated July 16, 2013. The disclosure regarding the manner of conducting redemptions on page 17 is confusing. Currently, the disclosure indicates that if a stockholder vote is not required by law or Nasdaq and you decide not to hold a stockholder vote for business or other reasons, you "may" conduct a tender offer. Please clarify whether you are required to conduct a tender offer in the event no vote occurs. If not, please explain. We note that Section 9.2(b) of the form of amended and

restated certificate of incorporation of the company filed as Exhibit 3.2 provides that if the company offers to redeem the shares other than in conjunction with a stockholder vote pursuant to a proxy solicitation, the company shall offer to redeem the shares pursuant to a tender offer. We may have further comment.

3.   We note your response to comment 11 in our letter dated July 16, 2013. Please explain why you are using two different numbers to reflect the amount of common stock outstanding after the offering and private placement and using different assumptions in such calculations. Clarify why you are making different assumptions in different parts of the prospectus, rather than being consistent and using one set of assumptions throughout the prospectus.

Summary Financial Data, page 26

4.   We note your response to comment 12 in our letter dated July 16, 2013. Based on the tabular information and accompanying footnotes, we believe you have not included actual amounts for working capital, total assets and total liabilities as of June 4, 2013 with the adjustments used to arrive at the "as-adjusted" column. Please advise or further revise to include the actual amounts in your calculations.

5.   Please revise as-adjusted working capital, total assets and total liabilities to exclude the stockholders equity amount of $11,121 outstanding at June 4, 2013.

6.   We note that on page 65 under the heading Dilution you give effect for the estimated offering expenses in arriving at the pro forma net tangible book value at June 4, 2013. Please tell us why the estimated offering expenses excluding underwriting commissions are not included in these adjustments as well or revise to include them, as applicable.

Exhibits

7.   Please file Exhibit 10.2 in its entirety. We note that Schedule A has not been included.

8.   We note that a number of exhibits have been filed in the form of the agreements. Please file the executed agreements or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director